

July 22, 2011

Via Facsimile
Mr. John S. Watson
Chairman of the Board and Chief Executive Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324

   Re: Chevron Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2010
      Filed February 24, 2011
      File No. 1-00368

Dear Mr. Watson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you recently acquired Atlas Energy, Inc., and that Atlas Energy has historically utilized hydraulic fracturing in its operations. Please tell us, with a view toward disclosure:

- the location of your current and future fracturing activities;
- the acreage subject to fracturing;
- the percentage of reserves subject to fracturing;
- the anticipated costs and funding associated with fracturing activities; and
- whether there have been any incidents, citations, or suits related to Atlas Resources' or your fracturing operations for environmental concerns, and if so, what has been the response.

2.   In regard to your fracturing operations, please also tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;
- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;
- evaluate the environmental impact of additives to the fracturing fluid; and
- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

3.   Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin or region where hydraulic fracturing is used.

4.   In light of events involving the Gulf of Mexico and the Deepwater Horizon drilling rig, as well as the scrutiny surrounding hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event of an incident involving your offshore or hydraulic fracturing operations. For example, and without limitation, please address the following:

- disclose the applicable policy limits related to your insurance coverage;
- disclose your related indemnification obligations and those of your customers, if applicable;
- disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;
- clarify your insurance coverage with respect with respect to pollution liability and associated environmental remediation costs; and
- provide further detail on the risks for which you are insured for your offshore operations or hydraulic fracturing operations.

5.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of a spill or leak from your offshore operations, your hydraulic fracturing operations or your other operations.

Legal Proceedings, page 34

6.   We note your discussion regarding the lawsuit before the Superior Court of Nueva Loja in Lago Agrio, Ecuador. With a view toward disclosure, please tell us the basis for your belief that "first, that the court lacks jurisdiction over Chevron; second, that the law under which plaintiffs bring the action, enacted in 1999, cannot be applied retroactively; third,

that the claims are barred by the statute of limitations in Ecuador; and, fourth, that the lawsuit is also barred by the releases from liability previously given to Texpet by the Republic of Ecuador and Petroecuador and by the pertinent provincial and municipal governments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265, Anne Nguyen Parker at (202) 551-3611 or me at (202) 551-3745 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director